SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2007 SEP 17 A 9:25

BY COURIER

5 September 2007

07026624

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 4 September 2007 as published in the South China Morning Post in Hong Kong on 5 September 2007 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Irene Ko
Company Secretary

Encl.

c.c. J P Morgan
- Mr. King Ho

E:\tn\sa\2007 interim\ltr-sx.doc.4

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

CLOSURE OF REGISTERS OF MEMBERS

NOTICE IS HEREBY GIVEN that the registers of members of Shangri-La Asia Limited (the "Company") will be closed from Thursday, 27 September 2007 to Tuesday, 2 October 2007, both days inclusive. During such period, no transfer of shares of the Company will be registered.

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 4 September 2007

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purposes only*

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2007 SEP 17 A 9:25

5 September 2007 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 4 September 2007 which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl.

c.c. J P Morgan
- Mr. King Ho (please refer to our e-mail on 5 September 2007 for the enclosure)

E\tm\sa\2007 interim\ltr-sx doc.2

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

2007 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associates for the six months ended 30 June 2007. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Audit Committee of the Board. The review report of the auditors will be included in the interim report sent to the shareholders of the Company.

The consolidated profit attributable to equity holders of the Company for the six months ended 30 June 2007 increased to US$159.7 million (US6.196 cents per share) from US$82.0 million (US3.241 cents per share) in the same period last year.

The Board has declared an interim dividend of **HK15 cents** per share for 2007 (2006: HK13 cents per share) payable on Thursday, 11 October 2007 to shareholders whose names appear on the registers of members of the Company on Tuesday, 2 October 2007.

GROUP FINANCIAL HIGHLIGHTS

Consolidated Results

		Six months ended 30 June	
		2007	2006
		Unaudited	Unaudited
Sales	*US$'000*	**557,733**	469,976
Profit attributable to the equity holders of the Company	*US$'000*	**159,689**	82,006
Earnings per share	*US cents*	**6.196**	3.241
Dividend per share	*HK cents*	**15**	13
Annualised Return on Equity [Profit attributable to equity holders of the Company for the six months / Average equity attributable to equity holders of the Company] x 2		**11.4%**	6.7%
EBITDA [earnings before interest, tax, depreciation, amortisation and non-operating items]	*US$ million*	**204.1**	167.9
EBITDA Margin [EBITDA/Sales]		**36.6%**	35.7%

Consolidated Balance Sheet

		As at	
		30 June 2007	31 December 2006
		Unaudited	Audited
Total equity	*US$'000*	**3,218,212**	2,975,324
Net assets attributable to the Company's equity holders	*US$'000*	**2,913,039**	2,699,179
Net borrowings (total of bank loans, overdrafts, convertible bonds less cash and cash equivalents)	*US$'000*	**1,327,628**	1,219,144
Net assets per share attributable to the Company's equity holders	*US$*	**1.127**	1.054
Net assets (total equity) per share	*US$*	**1.245**	1.162
Net borrowings to total equity ratio		**41.3%**	41.0%

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

(All amounts in US dollar thousands)

	Note	As at 30 June 2007 Unaudited	As at 31 December 2006 Audited
ASSETS			
Non-current assets			
Property, plant and equipment		**2,957,555**	2,659,861
Investment properties		**390,465**	385,125
Leasehold land and land use rights		**384,795**	381,142
Intangible assets		**87,780**	87,709
Interest in associates		**1,030,216**	924,256
Deferred income tax assets		**406**	555
Available-for-sale financial assets		**3,818**	4,052
Derivative financial instruments		**15,397**	1,458
Other receivables		**4,366**	3,923
		4,874,798	4,448,081
Current assets			
Inventories		**23,715**	22,019
Accounts receivable, prepayments and deposits	*4*	**140,024**	205,628
Due from associates		**27,004**	19,695
Financial assets held for trading		**55,818**	50,094
Cash and cash equivalents		**378,991**	330,161
		625,552	627,597
Total assets		**5,500,350**	5,075,678
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*5*	**1,258,393**	1,224,810
Other reserves		**1,142,109**	1,088,174
Retained earnings			
– Proposed interim/final dividend	*12*	**50,119**	33,295
– Others		**462,418**	352,900
		2,913,039	2,699,179
Minority interests		**305,173**	276,145
Total equity		**3,218,212**	2,975,324

	Note	As at 30 June 2007 Unaudited	As at 31 December 2006 Audited
LIABILITIES			
Non-current liabilities			
Bank loans		**1,650,359**	1,479,713
Convertible bonds		**6,293**	26,704
Derivative financial instruments		**–**	11,765
Due to minority shareholders		**13,982**	14,851
Deferred income tax liabilities		**202,976**	211,941
		1,873,610	1,744,974
Current liabilities			
Accounts payable and accruals	*6*	**313,744**	277,503
Due to minority shareholders		**14,170**	15,588
Current income tax liabilities		**30,647**	19,401
Bank loans and overdrafts		**49,967**	42,888
		408,528	355,380
Total liabilities		**2,282,138**	2,100,354
Total equity and liabilities		**5,500,350**	5,075,678
Net current assets		**217,024**	272,217
Total assets less current liabilities		**5,091,822**	4,720,298

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(All amounts in US dollar thousands)

		Six months ended 30 June	
		2007	2006
	Note	**Unaudited**	Unaudited
Sales	*3*	**557,733**	469,976
Cost of goods sold	*7*	**(213,306)**	(183,136)
Gross profit		**344,427**	286,840
Other gains – net	*8*	**42,074**	32,102
Marketing costs	*7*	**(20,213)**	(17,230)
Administrative expenses	*7*	**(44,233)**	(38,545)
Other operating expenses	*7*	**(161,877)**	(142,722)
Operating profit		**160,178**	120,445
Finance costs		**(7,712)**	(15,383)
Share of profit of associates	*9*	**51,383**	11,408
Profit before income tax		**203,849**	116,470
Income tax expense	*10*	**(34,976)**	(27,083)
Profit for the period		**168,873**	89,387
Attributable to:			
Equity holders of the Company		**159,689**	82,006
Minority interests		**9,184**	7,381
		168,873	89,387
Earnings per share for profit attributable to the equity holders of the Company during the period *(expressed in US cents per share)*			
– basic	*11*	**6.196**	3.241
– diluted	*11*	**6.170**	3.237
Dividends	*12*	**50,119**	42,569

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(All amounts in US dollar thousands)

	Unaudited				
	Attributable to equity holders of the Company				
	Share capital	Other reserves	Retained earnings	Minority interests	Total
Balance at 1 January 2006	1,181,117	940,569	259,351	249,177	2,630,214
Currency translation differences	–	53,628	–	7,963	61,591
Net income recognised directly in equity	–	53,628	–	7,963	61,591
Profit for the period	–	–	82,006	7,381	89,387
Total recognised income for the six months ended 30 June 2006	–	53,628	82,006	15,344	150,978
Issue of shares upon conversion of convertible bonds – equity component	3,944	(439)	–	–	3,505
Exercise of share options – allotment of shares	5,201	–	–	–	5,201
Exercise of share options – transfer from option reserve to share premium	519	(519)	–	–	–
Granting of share options – value of employee service	–	2,024	–	–	2,024
Payment of 2005 final dividend	–	–	(32,690)	–	(32,690)
Dividend paid to and equity acquired from minority interests	–	–	–	(7,475)	(7,475)
Equity injected from minority interests	–	–	–	9,656	9,656
Net change in equity loans due to minority interests	–	–	–	(118)	(118)
	9,664	1,066	(32,690)	2,063	(19,897)
Balance at 30 June 2006	1,190,781	995,263	308,667	266,584	2,761,295
Balance at 1 January 2007	1,224,810	1,088,174	386,195	276,145	2,975,324
Currency translation differences	–	54,838	–	7,817	62,655
Net income recognised directly in equity	–	54,838	–	7,817	62,655
Profit for the period	–	–	159,689	9,184	168,873
Total recognised income for the six months ended 30 June 2007	–	54,838	159,689	17,001	231,528
Issue of shares upon conversion of convertible bonds – equity component	28,353	(2,021)	–	–	26,332
Exercise of share options – allotment of shares	4,368	–	–	–	4,368
Exercise of share options – transfer from option reserve to share premium	862	(862)	–	–	–
Granting of share options – value of employee service	–	1,980	–	–	1,980
Payment of 2006 final dividend	–	–	(33,347)	–	(33,347)
Dividend paid to minority interests	–	–	–	(7,522)	(7,522)
Equity injected from minority interests	–	–	–	275	275
Net change in equity loans due to minority interests	–	–	–	19,274	19,274
	33,583	(903)	(33,347)	12,027	11,360
Balance at 30 June 2007	**1,258,393**	**1,142,109**	**512,537**	**305,173**	**3,218,212**

(All amounts in US dollar thousands unless otherwise stated)

1. General information

The Company and its subsidiaries own and operate hotels and associated properties; and provide hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

2. Basis of preparation and accounting policies

These unaudited condensed consolidated interim financial statements for the six months ended 30 June 2007 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

These condensed consolidated interim financial statements should be read in conjunction with the 2006 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006 with the addition of the following new standard, amendment to standard and interpretations which are relevant to the Group's operation and are mandatory for financial year ending 31 December 2007:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 8	Scope of HKFRS 2
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment

The above new standard, amendment to standard and interpretations have no material effect to the Group's accounting policies except that there will be additional disclosures required by HKAS 1 Amendment and HKFRS 7 in the Group's 2007 annual financial statements.

The following new standard, amendment to standard and interpretations are relevant to the operation but are not effective for 2007 and have not been early adopted:

HKAS 23 (Revised)	Borrowing Costs
HKFRS 8	Operating Segments
HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK(IFRIC) – Int 12	Service Concession Arrangements

3. Segment information

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	– hotel ownership, operation and management
Mainland China	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
The Philippines	– hotel ownership, operation and management
Singapore	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
Thailand	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
Malaysia	– hotel ownership, operation and management, golf club ownership and operation – ownership and leasing of office, commercial and serviced apartments
Other countries	– hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	– ownership and operation of hotel business
Hotel management	– provision of hotel management and related services
Property rentals	– ownership and leasing of office, commercial and serviced apartments

Primary reporting format – geographical segments

Segment income statement
For the six months ended 30 June 2007 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	109.2	189.0	71.8	80.5	30.4	55.0	21.8	-	557.7
Inter-segment sales	3.4	8.5	4.0	2.2	0.4	1.7	1.4	(21.6)	-
Total	112.6	197.5	75.8	82.7	30.8	56.7	23.2	(21.6)	557.7
Result									
Segment results	11.7	43.1	14.6	27.0	11.4	14.5	7.5	-	129.8
Interest income									4.2
Dividend income									0.5
Net realised and unrealised gains on financial assets held for trading									5.4
Fair value gains on derivative financial instruments – interest-rate swap contracts									25.2
Unallocated corporate expenses									(11.1)
Gain on disposal of partial interests in subsidiaries									6.2
Operating profit									160.2
Finance costs									(7.7)
Share of profit of associates	0.2	49.9	-	-	-	1.2	0.1	-	51.4
Profit before income tax									203.9
Depreciation of property, plant and equipment	(7.3)	(27.2)	(10.5)	(6.7)	(4.4)	(5.6)	(1.8)	-	(63.5)
Amortisation of leasehold land and land use rights	(1.0)	(2.7)	-	(0.1)	-	(0.1)	(0.1)	-	(4.0)
Capital expenditures, excluding intangible assets	4.7	219.4	20.7	5.5	17.6	9.4	26.1	-	303.4

Segment balance sheet
As at 30 June 2007 (US$ million)

	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	276.4	1,891.5	467.4	715.6	211.4	397.3	316.0	(13.4)	4,262.2
Interest in associates	24.2	861.8	-	71.4	-	26.1	46.7	-	1,030.2
Unallocated assets									120.1
Intangible assets									87.8
Total assets									5,500.3
Segment liabilities	(54.9)	(165.8)	(30.9)	(24.2)	(15.8)	(21.2)	(20.7)	13.4	(320.1)
Unallocated liabilities									(1,962.0)
Total liabilities									(2,282.1)

Segment income statement
For the six months ended 30 June 2006 (US$ million)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	102.4	153.6	58.3	66.0	27.4	41.3	21.0	-	470.0
Inter-segment sales	3.6	8.5	3.7	1.7	1.3	1.2	0.5	(20.5)	-
Total	106.0	162.1	62.0	67.7	28.7	42.5	21.5	(20.5)	470.0
Result									
Segment results	10.1	33.8	12.2	19.4	10.6	8.4	4.5	-	99.0
Interest income									4.2
Dividend income									0.5
Net realised and unrealised gains on financial assets held for trading									8.1
Fair value gains on derivative financial instruments – interest-rate swap contracts									19.5
Unallocated corporate expenses									(10.5)
Excess of net assets over the cost of acquisition of additional interest in a subsidiary									0.7
Goodwill impairment									(1.0)
Operating profit									120.5
Finance costs									(15.4)
Share of profit of associates	-	9.8	-	0.7	-	0.9	-	-	11.4
Profit before income tax									116.5
Depreciation of property, plant and equipment	(6.6)	(24.6)	(9.1)	(6.4)	(4.0)	(4.5)	(1.5)	-	(56.7)
Amortisation of leasehold land and land use rights	(1.0)	(2.8)	-	(0.1)	-	(0.1)	(0.1)	-	(4.1)
Capital expenditures, excluding intangible assets	2.9	107.8	13.2	6.8	5.9	8.8	130.1	-	275.5

Segment balance sheet
As at 31 December 2006 (US$ million)

	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	288.1	1,666.2	445.7	716.3	204.8	378.5	277.2	(16.9)	3,959.9
Interest in associates	24.0	768.9	-	71.3	-	25.9	34.2	-	924.3
Unallocated assets									103.8
Intangible assets									87.7
Total assets									5,075.7
Segment liabilities	(69.4)	(107.0)	(33.3)	(25.7)	(17.5)	(22.5)	(21.5)	16.9	(280.0)
Unallocated liabilities									(1,820.4)
Total liabilities									(2,100.4)

Secondary reporting format – business segments
For the six months ended/as at 30 June 2007 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	287.5			
– Food and beverage sales	205.0			
– Rendering of ancillary services	38.5			
	531.0	119.5	3,811.7	300.5
Hotel management	36.8	4.7	47.6	1.9
Property rentals	11.5	5.6	416.3	1.0
Elimination	(21.6)	-	(13.4)	-
	557.7	129.8	4,262.2	303.4
Interest in associates			1,030.2	-
Unallocated assets			120.1	-
Intangible assets			87.8	-
Total			5,500.3	303.4

For the six months ended 30 June 2006 (US$ million)

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	243.5			
– Food and beverage sales	173.9			
– Rendering of ancillary services	33.6			
	451.0	92.9		273.9
Hotel management	29.8	2.6		0.1
Property rentals	9.7	3.5		1.5
Elimination	(20.5)	–		–
	470.0	99.0		275.5
Interest in associates				-
Unallocated assets				-
Intangible assets				-
Total				275.5

As at 31 December 2006 (US$ million)

	Total assets
Hotel operation	3,422.2
Hotel management	48.9
Property rentals	505.7
Elimination	(16.9)
	3,959.9
Interest in associates	924.3
Unallocated assets	103.8
Intangible assets	87.7
Total	5,075.7

4. Accounts receivable, prepayments and deposits

	As at 30 June 2007	As at 31 December 2006
Trade receivables	**55,969**	57,605
Prepayments and deposits	**39,865**	113,346
Accounts receivable	**44,190**	34,677
	140,024	205,628

(a) The fair value of the trade and other receivables are not materially different from their carrying value.

(b) A significant part of the Group's sales are by credit cards or with deposit payment. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables were as follows:

	As at 30 June 2007	As at 31 December 2006
0 – 3 months	**52,149**	54,775
4 – 6 months	**1,920**	1,945
Over 6 months	**1,900**	885
	55,969	57,605

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

5. Share capital

	No. of shares *('000)*	Amount: Ordinary shares	Amount: Share premium	Total
Authorised				
– Ordinary shares of HK$1 each				
At 31 December 2006 and 30 June 2007	5,000,000	646,496	–	646,496
Issued and fully paid				
– Ordinary shares of HK$1 each				
At 1 January 2007	2,560,753	330,676	894,134	1,224,810
Exercise of share options				
– allotment of shares *(note (a))*	3,191	412	3,956	4,368
– transfer from option reserve	–	–	862	862
Issue of shares upon conversion of convertible bonds *(note (b))*	21,192	2,734	25,619	28,353
At 30 June 2007	**2,585,136**	**333,822**	**924,571**	**1,258,393**

(a) The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

	Number of option shares issued						
In year 2007	At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	At HK$11.60 per option share	At HK$14.60 per option share	Total consideration *US$'000*
January	327,084	-	67,921	-	150,000	-	645
February	-	-	67,921	50,000	125,000	-	303
March	-	48,000	195,648	60,000	376,000	-	877
April	-	-	-	20,000	152,000	-	245
May	-	77,528	-	40,000	984,000	-	1,596
June	-	-	-	-	375,000	75,000	702
For the six months ended 30 June 2007	327,084	125,528	331,490	170,000	2,162,000	75,000	4,368

The weighted average closing price of the shares immediately before the dates on which the options were exercised for the six months ended 30 June 2007 was HK$20.22.

(b) During the period, the following ordinary shares of the Company have been issued to holders of convertible bonds issued by a wholly-owned subsidiary of the Company who have exercised their rights of conversion at a conversion price of HK$9.25 per ordinary share of the Company:

Issue date of ordinary shares	Face value of convertible bonds *US$'000*	Number of new ordinary shares issued
January 2007	5,000	4,216,216
February 2007	16,932	14,277,794
April 2007	3,200	2,698,377
	25,132	21,192,387

Share options

Share options are granted to directors and to key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme.

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the six months ended 30 June 2007		For the year ended 31 December 2006	
	Average exercise price in HK$ per option share	**Number of option shares**	Average exercise price in HK$ per option share	Number of option shares
At 1 January	**11.69**	**27,141,532**	10.26	29,023,876
Granted	**-**	**-**	14.60	7,080,000
Exercised	**10.61**	**(3,191,102)**	9.19	(8,134,844)
Lapsed	**13.17**	**(105,000)**	11.12	(827,500)
At 30 June/31 December	**11.83**	**23,845,430**	11.69	27,141,532

Outstanding option shares at the end of the period have the following expiry dates and exercise prices:

		Number of option shares as at	
Expiry date	**Exercise price in HK$ per option share**	**30 June 2007**	31 December 2006
Executive Option Scheme			
30 April 2008	8.26	**1,138,372**	1,465,456
14 January 2010	8.82	**1,560,716**	1,686,244
14 January 2011	8.18	**135,842**	467,332
		2,834,930	3,619,032
New Option Scheme			
30 June 2007	11.60	**-**	200,000
30 June 2007	14.60	**-**	37,500
2 May 2008	11.60	**50,000**	50,000
28 May 2012	6.81	**1,370,000**	1,540,000
27 April 2015	11.60	**12,733,000**	14,745,000
15 June 2016	14.60	**6,857,500**	6,950,000
		21,010,500	23,522,500

No option was granted during the six months ended 30 June 2007.

According to the terms of the two option schemes, options on 162,028 shares, 60,000 shares, 1,230,000 shares and 342,500 shares with exercise price per share of HK$8.26, HK$6.81, HK$11.60 and HK$14.60, respectively have been exercised subsequent to 30 June 2007 and up to the date of this announcement. No options were lapsed under the Executive Option Scheme and the New Option Scheme subsequent to 30 June 2007 and up to the date of this announcement.

6. Accounts payable and accruals

	As at	
	30 June 2007	31 December 2006
Trade payables	**45,060**	48,637
Construction cost payable and accrued expenses	**268,684**	228,866
	313,744	277,503

The ageing analysis of the trade payables were as follows:

	As at 30 June 2007	As at 31 December 2006
0 – 3 months	**41,368**	46,465
4 – 6 months	**1,673**	531
Over 6 months	**2,019**	1,641
	45,060	48,637

7. **Expenses by nature**

Expenses included in cost of goods sold, marketing costs, administrative expenses and other operating expenses are analysed as follows:

	For the six months ended 30 June 2007	For the six months ended 30 June 2006
Depreciation of property, plant and equipment (net of amount capitalised of US$193,000 (2006: US$86,000))	**63,495**	56,689
Amortisation of leasehold land and land use rights	**3,979**	4,132
Amortisation of trade mark and licences	**330**	266
Employee benefit expenses	**150,057**	130,166
Cost of inventories sold or consumed in operation	**67,040**	56,880
Loss on disposal of property, plant and equipment and investment properties	**332**	227
Discarding of property, plant and equipment due to renovation of hotels	**80**	3,001
Impairment loss on properties under development	**–**	2,758
Expenses on share options granted	**1,980**	2,024

8. **Other gains – net**

	For the six months ended 30 June 2007	For the six months ended 30 June 2006
Impairment losses on available-for-sale financial assets	**(309)**	–
Gains (realised and unrealised) on financial assets held for trading	**5,363**	8,059
Fair value gains on derivative financial instruments – interest-rate swap contracts	**25,184**	19,520
Gain on disposal of partial interests in subsidiaries	**6,175**	–
Excess of net assets over the cost of acquisition of additional interest in a subsidiary acquired	**–**	694
Goodwill impairment	**–**	(1,026)
Interest income	**4,266**	4,188
Dividend income	**500**	545
Others	**895**	122
	42,074	32,102

9. Share of profit of associates

Share of associates' taxation for the six months ended 30 June 2007 being a net credit of US$9,751,000 (2006: net charge of US$14,078,000) is included in the income statement as share of profit of associates. The net credit in 2007 has resulted from the reversal of provision for deferred tax liabilities of US$27,921,000 due to reduction of income tax rate in Mainland China from 33% to 25% effective 1 January 2008.

Share of profit in 2006 was stated after the share of loss of US$14,677,000 due to implementation of the share reform scheme of a listed subsidiary in Mainland China owned by an associate.

10. Income tax expense

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

	For the six months ended	
	30 June 2007	30 June 2006
Current income tax		
– Hong Kong profits tax	**6,654**	5,767
– Overseas taxation	**33,138**	19,220
Deferred income tax	**(4,816)**	2,096
	34,976	27,083

Deferred income tax for the six months ended 30 June 2007 has been stated after the reversal of provision for deferred tax liabilities of subsidiaries of US$9,726,000 due to reduction of income tax rate in Mainland China from 33% to 25% effective 1 January 2008.

11. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	For the six months ended	
	30 June 2007	30 June 2006
Profit attributable to equity holders of the Company *(US$'000)*	**159,689**	82,006
Weighted average number of ordinary shares in issue *(thousands)*	**2,577,490**	2,530,302
Basic earnings per share *(US cents per share)*	**6.196**	3.241

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible bonds and share options. The convertible bonds are assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense. For the share options a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

For the six months ended 30 June 2007, all the share options issued under the Executive Option Scheme and the New Option Scheme have the greatest dilution effect. For the six months ended 30 June 2006, all the share options issued under the Executive Option Scheme and share options at exercise price of HK$6.81 and HK$11.60 per option share issued under the New Option Scheme have the greatest dilution effect.

	For the six months ended	
	30 June 2007	30 June 2006
Profit attributable to equity holders of the Company *(US$'000)*	**159,689**	82,006
Weighted average number of ordinary shares in issue *(thousands)*	**2,577,490**	2,530,302
Adjustments for – share options *(thousands)*	**10,785**	3,225
Weighted average number of ordinary shares for diluted earnings per share *(thousands)*	**2,588,275**	2,533,527
Diluted earnings per share *(US cents per share)*	**6.170**	3.237

12. Dividends

	For the six months ended	
	30 June 2007	30 June 2006
Interim dividend proposed of HK15 cents (2006: HK13 cents) per ordinary share	**50,119**	42,569

Notes:

(a) At a meeting held on 27 March 2007, the Board proposed a final dividend of HK10 cents per ordinary share for the year ended 31 December 2006, which was paid on 6 June 2007 and has been reflected as an appropriation of retained earnings for the six months ended 30 June 2007.

(b) At a meeting held on 4 September 2007, the Board declared an interim dividend of HK15 cents per ordinary share for the year ending 31 December 2007. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as a distribution of retained earnings for the year ending 31 December 2007. The proposed interim dividend of US$50,119,000 for the six months ended 30 June 2007 is calculated based on 2,589,460,512 shares of the Company in issue as at the date of this announcement.

13. Financial guarantees and contingencies

(a) Financial guarantees

As at 30 June 2007, the Group executed proportionate guarantees for securing banking facilities granted to certain associates. The utilised amount of such facilities covered by the Group's guarantees for these associates amounted to US$37,478,000 (31 December 2006: US$41,039,000). The guarantees are stated at their respective contracted amounts. The Board is of the opinion that it is not likely that such guarantees will be called upon.

(b) Contingent liabilities

As at 30 June 2007, contingent liabilities of the Group were as follows:

(i) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney, Australia for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$3,133,000 (equivalent to US$2,710,000) (31 December 2006: A$5,376,000).

(ii) The Group executed a performance guarantee in favour of the Government of the Republic of Maldives for the development of a resort in Maldives in accordance with an agreed work plan. The guarantee is valid until 26 April 2008 and will be discharged no later than 30 days following the date of completion of the resort in accordance with the agreement. The maximum cumulative amount of liability under such guarantee is US$4,375,000 (31 December 2006: US$4,375,000).

(iii) The Group executed a guarantee for securing a standby documentary credit granted by a bank in favour of an associate of up to US$22,000,000. This facility is undrawn as at 30 June 2007 (31 December 2006: Nil).

14. Commitments

Capital expenditure at the balance sheet date committed but not yet incurred is as follows:

	As at	
	30 June 2007	31 December 2006
Property, plant and equipment and investment properties at existing properties		
Contracted but not provided for	**13,580**	20,986
Authorised but not contracted for	**38,272**	43,046
Development projects		
Contracted but not provided for	**457,071**	461,038
Authorised but not contracted for	**1,465,797**	927,670
	1,974,720	1,452,740

15. Events after the balance sheet date

(a) The Company issued the following new ordinary shares to holders of convertible bonds who have exercised the right of conversion at a conversion price of HK$9.25 per ordinary share subsequent to 30 June 2007 and up to the date of this announcement:

Issue date of ordinary shares	**Face value of convertible bonds** *US$'000*	**Number of new ordinary shares issued**
August 2007	3,000	2,529,729

(b) The Company issued a total of 1,794,528 new ordinary shares to share option holders who have exercised their rights to subscribe for shares of the Company subsequent to 30 June 2007 and up to the date of this announcement.

(c) On 3 July 2007, the Company announced a proposed rights issue of ordinary shares. Under the rights issue, qualifying shareholders are being offered the right to apply for the rights shares on the basis of one rights share for every nine shares of the Company held on the record date at the price of HK$18.00 per rights share. As at 10 August 2007, the record date for the rights issue, the Company had 2,589,182,512 shares in issue. The number of rights shares to be issued will be 287,686,945. The underwriters (being members of the Kuok Group) have, pursuant to the underwriting agreement, agreed to fully underwrite all the rights shares, other than the 149,779,591 right shares agreed to be subscribed for by the Kuok Group companies pursuant to the irrevocable undertakings, subject to fulfillment of the conditions of the rights issue set out in the underwriting agreement. The Company will announce the results of acceptance of the rights issue on 12 September 2007. The Company will receive gross proceeds of approximately HK$5,178 million, before the estimated expenses of HK$41 million.

(d) On 17 July 2007, the Group entered into joint venture agreements with two connected persons and an independent third party to establish two joint venture companies for the purposes of acquiring, owning, managing, operating and chartering two aircrafts. The Group has a 25% interest in each of the joint venture companies. The Group's share of the maximum funding commitment is US$10,050,000.

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

The Group's business is organised into three main segments:

Hotel operation	–	Hotel ownership and operation
Hotel management	–	Provision of hotel management and related services to Group-owned hotels and to hotels owned by third parties
Property rentals	–	Ownership and leasing of office properties, commercial properties and serviced apartments.

Revenues

Hotel Operations

- Main source of revenue and operating profits.
- As at 30 June 2007, the Group has equity interest in 39 operating hotels with 20,229 available guest rooms owned by subsidiaries and associates, including the Portman Ritz-Carlton Hotel, Shanghai and the Novotel Century Harbourview, Hong Kong (the "Novotel"). The Group also has a 10% interest in the 389-room Shangri-La Hotel, Surabaya.
- Most of the Group's owned hotels benefited from the continuing robust demand from both leisure and business travel.
- Occupancies of some hotels experienced marginal declines pending the absorption of increased supply and/or due to increased room rates. Overall weighted average room yields ("RevPAR") and room rates increased by 9% and 13%, respectively.
- The following are the list of newly opened hotels:
  - The Shangri-La Hotel, Guangzhou which comprises 704 guest rooms and 26 serviced apartments opened for business on 27 January 2007.
  - The Valley Wing of the Shangri-La Hotel, Beijing which consists of 142 guest rooms opened for business on 8 March 2007.
  - The Shangri-La Hotel, Chengdu which comprises 594 guest rooms and 26 serviced apartments opened for business on 20 May 2007.
  - The Shangri-La Hotel, Huhhot which consists of 375 guest rooms and 11 serviced apartments opened for business on 21 August 2007.

The key performance indicators of the Group on a combined basis for the period are as follows:

Country	2007 Weighted Average Occupancy (%)	2007 Weighted Average Transient Room Rate (US$)	2007 RevPAR (US$)	2006 Weighted Average Occupancy (%)	2006 Weighted Average Transient Room Rate (US$)	2006 RevPAR (US$)
The People's Republic of China						
Hong Kong*	**77**	**269**	**203**	80	277	217
Mainland China	**66**	**139**	**91**	68	125	84
Singapore	**82**	**180**	**146**	79	150	117
The Philippines	**81**	**143**	**115**	75	121	101
Malaysia	**68**	**105**	**70**	77	80	60
Thailand	**75**	**151**	**108**	80	130	101
Fiji	**64**	**129**	**80**	71	144	101
Indonesia	**59**	**115**	**58**	52	109	51
Myanmar	**57**	**38**	**21**	51	35	18
Group	**70**	**148**	**102**	72	132	93

* *2007 numbers include those of Novotel.*

The key performance indicators of the Group on a combined basis for the last 5 years are as follows:

Weighted average	**Full Year 2006**	**2005**	**2004**	**2003**	**2002**
Occupancy *(%)*	73	73	71	55	63
Transient Room Rate *(US$)*	135	117	102	90	91
RevPAR *(US$)*	96	84	73	52	58

Notes:

(i) The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

(ii) Excludes performance of the Shangri-La Hotel, Surabaya and the Novotel in which the Group only has 10% and 30% equity interest, respectively.

Hotel Management

- Except for the Novotel and the Portman Ritz-Carlton Hotel, Shanghai, all the other 38 hotels in which the Group has equity interest are managed by the hotel management arm, SLIM International Limited and its subsidiaries (the "SLIM Group").

- The SLIM Group also had hotel management agreements in respect of 13 operating hotels (4,924 rooms) owned by third parties as at 30 June 2007. Overall weighted average RevPAR and room rates of these 13 hotels increased by 16% and 12%, respectively.

- Aided by the continuing growth of business and successful signing of new management agreements, the SLIM Group recorded a 64% increase in revenue on consolidation, after elimination of revenue earned from fellow subsidiaries.

- On 12 August 2007, the 375-room Shangri-La Hotel, Qaryat Al Beri, Abu Dhabi soft opened for business.

- On 1 July 2007, the SLIM Group ceased the management agreement of the Traders Hotel, Kunshan in Mainland China due to change of ownership.

- In 2007, the SLIM Group signed four new hotel management agreements for hotel projects owned by third parties:

  - 212-room Shangri-La Hotel, Toronto, Canada (opening in mid 2011)

  - 419-room Traders Upper East Hotel, Beijing (opening in mid 2008)

  - 257-room Traders Hotel, Doha (opening mid 2009)

  - 400-room Shangri-La Hotel, Mumbai (opening end 2009)

  With these, the SLIM Group has management agreements on hand for 31 hotels (including those under development) representing 12,105 rooms, owned by third parties.

Property Rentals

- The Group's investment properties are located principally in Shanghai and Beijing and are owned by associates.

- Most of the properties recorded favourable increase in yields save for the yields of the serviced apartments in the Beijing Kerry Centre and Shanghai Kerry Centre and the commercial space in Singapore which recorded a decline by 8%, 28% and 9%, respectively.

- On 21 August 2007, the office tower adjacent to the Shangri-La Hotel, Chengdu soft-opened for business.

Consolidated Profits

- Gross profit margin increased only slightly by 0.7 percentage point due to the start up costs associated with newly opened hotels.

- Net finance costs decreased by US$7.7 million mainly due to an increased capitalisation of interest costs on projects under development (US$9.1 million) and the favourable impact of the appreciation of the Euro against the US dollar (US$4.2 million).

- Other gains included US$5.4 million representing unrealised gains on financial assets held for trading before adjustment for minority interests (US$5.8 million after minority interests), US$25.2 million gains on interest-rate swap contracts and US$6.2 million gains on disposal of 80% interest in the Tianjin project.

- Profits were favourably affected by a reversal of provision for deferred tax liabilities due to a recent reduction in the corporate income tax rate from 33% to 25% in Mainland China which will take effect from 1 January 2008. The amount in respect of subsidiaries was US$9.7 million, both before and after adjustment for minority interests, and in respect of associates the Group's effective share was US$27.9 million.

DEVELOPMENT PROGRAMMES

Construction work on the following projects is progressing satisfactorily:

	Group's Interest	Hotel Rooms	Serviced Apartments	Projected Opening
Hotels in Mainland China				
Shangri-La Hotel, Baotou	100%	360	11	Late 2007
Shangri-La Hotel, Xian	100%	397	–	Late 2007
Shangri-La Hotel, Qingdao (Phase II)	100%	196	13	Late 2007
Shangri-La Hotel, Futian	100%	549	53	Early 2008
Shangri-La Hotel, Ningbo	95%	561	60	Mid 2008
Shangri-La Hotel, Manzhouli	100%	216	–	Late 2008
Shangri-La Hotel, Wenzhou	75%	419	–	Late 2008
Shangri-La Hotel, Guilin	100%	430	–	Early 2009
Shangri-La Hotel, Zhoushan	100%	280	–	Mid 2009
China World Hotel, Beijing (Phase III – Mega Tower)	40.07%	276	–	Late 2009
Hotels in other countries				
Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah (Phase II)	64.59%	90	–	End 2007
Shangri-La Hotel & Spa, Chiangmai, Thailand	73.61%	281	–	End 2007
Shangri-La Resort & Spa, Boracay, The Philippines	100%	219	–	Late 2008
Shangri-La Villingili Resort & Spa, Maldives	70%	142	–	Mid 2008
Shangri-La Hotel, Tokyo, Japan	Operating lease	204	–	Early 2009
Shangri-La Hotel, Paris, France	100%	110	–	Mid 2009
Shangri-La Hotel At London Bridge Tower, London, United Kingdom	Operating lease	195	–	2011
Other projects				
Office Tower, Ulaanbaatar, Republic of Mongolia	60%	N/A	–	Mid 2008
Composite development (with 1 hotel), Pudong, Shanghai	23.20%	550	154	Mid 2010
Composite development (with 1 hotel), Tianjin	20%	640	–	2011
Composite development (with 2 hotels), Jingan, Shanghai	49%	947	–	2011

- In May 2007, the Group entered into development and operating agreements to construct a 206-room luxury Shangri-La Hotel, New York in the Park Avenue corridor of Midtown Manhattan and will operate the property under a long-term hotel management agreement. The hotel will be in a new 64-storey tower adjacent to the landmark Seagram Building. Sixty-six of the 206 guest rooms will be sold as condominium hotel units. These units will be operated as part of the hotel and interspersed throughout hotel floors. In addition, 17 ultra high-end residential condominiums ranging from 1,500 to 3,000 square feet will occupy the top 10 floors of the tower. The Group has 25.9% interest in the entire project. The project is scheduled to open in 2010.

- In May 2007, the Group entered into a long-term operating lease agreement for the 207-room deluxe Shangri-La Hotel, Vienna, opening late 2009. The hotel will be located in the former Erste Bank headquarters on the Schubertring in the city's 1st district, Bezirk, within walking distance of upscale shopping, fine dining and other local national attractions.

- In June 2007, the Group entered into a shareholders' agreement with MCS Holding LLC, a local company which also holds 40% interest in the Group's office tower project in Ulaanbaatar, for the establishment of a project company in which the Group will have 75% interest. The project company will invest in a 220-room Shangri-La hotel development project to be completed by end 2010. Construction work will commence once the land use rights are transferred to the project company from a wholly-owned subsidiary of MCS Holding LLC before end of December 2007.

- In July 2007, a wholly-owned subsidiary of the Company was successfully awarded the land use rights for a hotel development in a land auction in Hefei, Mainland China. Construction work for this 400-room Shangri-La will commence in the fourth quarter 2007.

- The estimated incremental funding required directly at the corporate level, by the subsidiaries and the Group's share of the funding obligations of its associates for these projects and other renovations being undertaken is currently estimated at US$1,975 million and will be mainly financed by available borrowing facilities and the net proceeds from the rights issue, funds from operation and locally contracted project loans as appropriate. Joint venture partners will provide the balance of funds required for those developments not wholly-owned by the Group.

CONNECTED TRANSACTION

- In July 2007, the Group entered into joint venture agreements with two connected persons and an independent third party to establish two joint venture companies for the purposes of acquiring, owning, managing, operating and chartering two aircrafts. The Group has a 25% interest in each of the joint venture companies. The Group's share of the maximum funding commitment is US$10,050,000. Given the extensive network of hotels, properties, production facilities and other interests of the Group and its other three partners in this joint venture within Mainland China and the Asia Pacific region, the use of the aircrafts will provide the respective key management staff and the team the flexibility to travel to locations as determined by business exigencies. This will help to shorten the overall travel time, improve productivity and enhance management effectiveness.

DISPOSALS

- In March 2007, the Group transferred a 25% interest in the holding company which owns the project company of the Shangri-La Hotel, Wenzhou and proportionate shareholder's loans to a strategic investor at a consideration of US$5.6 million. The Group recorded a nominal gain on this transaction.

- In June 2007, the Group completed the share transfer agreement for the transfer of 80% interest and proportionate shareholder's loans in the project company in Tianjin, Mainland China to two connected persons and recorded a net gain of US$6.2 million, including an exchange gain of US$3 million due to appreciation of the consideration receivable which was fixed in Renminbi. The Group currently holds 20% interest in this high-end composite development project.

- In June 2007, the Group entered into agreements for the transfer of 20% equity interests and proportionate shareholder's loans in the project company which owns the Shangri-La Hotel, Guangzhou to three connected persons. The total consideration for the transfer was approximately US$20,840,000. Upon signing of the agreements, the Group has received the entire consideration amount as a deposit. The disposal is contingent upon receipt of approval from the relevant local authorities.

MANAGEMENT AGREEMENTS

- As at the date of this announcement, the Group has 13 management agreements in respect of operating hotels (4,912 rooms) owned by third parties.

- In addition, the Group has agreements on hand for development of 18 new hotels (7,193 rooms). The development projects are located in Doha (Qatar) (2 hotels), Vancouver, Toronto, Chicago, Las Vegas, Miami, Seychelles, Phuket, Bangalore (3 hotels), Mumbai, Tainan (Taiwan), Macau (2 hotels), Beijing, and Urumqi (all in Mainland China).

- The Group continues to review proposals it receives for management opportunities worldwide and intends to secure contracts in locations/cities which it considers to be of long-term strategic interest.

RIGHTS ISSUE

- On 3 July 2007, the Company announced a proposed rights issue of ordinary shares. Details of this proposed rights issue were disclosed in note 15 to the condensed consolidated interim financial statements.

- The Company intends to apply approximately HK$5,087 million of the net proceeds to settle a substantial part of the Group's bank loans with the remaining HK$50 million as general working capital. The Company will subsequently, however, progressively continue to draw down bank loans to fund its on-going hotel development programme, primarily in Mainland China.

- The latest time for the rights issue and underwriting agreement to become unconditional is 4:00 p.m. on 10 September 2007 and the Company will announce the results of acceptance of the rights issue on 12 September 2007.

PROSPECTS

After the strong performance experienced in 2006, the hotel operations and property investments have maintained the momentum for the six months ended 30 June 2007. This is generally expected to continue for the rest of this year. The Group has embarked on several new hotel and mixed use property developments primarily in Mainland China. Progress on implementation of these projects has been satisfactory and the Group has not experienced any major delays in commissioning its new developments. The Group remains optimistic about the medium term prospects for its business in Mainland China and the rest of Asia where most of its investments are located. The Group continues to identify and evaluate opportunities mainly in the Asian region and in the near term expects to add to the list of development projects currently on hand. The Group also expects the management agreements it has signed for third-party owned hotels under development to contribute meaningfully to its profits once these hotels reach stable operating conditions. These agreements, also serve to increase the exposure of the Group's hotel brands and indirectly underpin the performance of the Group's owned properties in the Asian region.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2007.

CORPORATE GOVERNANCE

The Company has always recognised the importance of transparency in governance and accountability to shareholders. The Board believes that shareholders can maximise their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure that it is aligned with generally acceptable practices and standards.

During the period under review, the Company has met the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that the Company has not appointed a chief executive officer since Mr. Giovanni ANGELINI is already, and has been since 1999, a chief executive officer of Shangri-La International Hotel Management Limited, which administers on a day-to-day basis the hotel business which accounts for a substantial portion of the Group's business interests. The Board therefore considers it unnecessary to appoint a chief executive officer of the Company. As for the management of the Board, this is a function already performed by Mr. KUOK Khoon Loong, Edward as the Chairman of the Board. The Board considers this structure will not impair the balance of power and authority between the Board and the Management.

The Board meets at least four times a year at quarterly intervals and meets more frequently as and when required. Mr. ANGELINI, being an Executive Director of the Company, reports to the Board on the Group's affairs. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Company to make and implement decisions promptly and efficiently.

REGISTERS OF MEMBERS

The registers of members will be closed from Thursday, 27 September 2007 to Tuesday, 2 October 2007, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Tuesday, 25 September 2007.

By Order of the Board
Shangri-La Asia Limited
KUOK Khoon Loong, Edward
Chairman

Hong Kong, 4 September 2007

As at the date of this announcement, the Board comprises Mr. KUOK Khoon Loong, Edward, Mr. LUI Man Shing, Mr. Giovanni ANGELINI and Mr. NG Si Fong, Alan as Executive Directors; Madam KUOK Oon Kwong, Mr. HO Kian Guan, Mr. LEE Yong Sun, Mr. Roberto V. ONGPIN and Mr. HO Kian Hock (alternate to Mr. HO Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid HAMILTON, Mr. Timothy David DATTELS, Mr. WONG Kai Man and Mr. Michael Wing-Nin CHIU as Independent Non-Executive Directors.

* *for identification purposes only*

END